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                                                                   EXHIBIT 99.1

                           RELEASE, STOCK DISTRIBUTION
                            AND COOPERATION AGREEMENT

         This Release, Stock Distribution and Cooperation Agreement is entered into this 12th day of May, 1997 by and between KENNETH W. STICKNEY ("KWS") on the one hand and GUARD-TECH INDUSTRIES, INC., a Michigan corporation; BKR, INC., a Nevada corporation formerly known as HEALTHLINK, INC., a Nevada corporation; BERT BEDROSIAN, an individual and ROBIN BEDROSIAN, an individual (hereinafter individually and collectively "BKR") and is made with reference to the following facts:

         WHEREAS: KWS lent money to GUARD-TECH INDUSTRIES, INC. pursuant to a written Promissory and Corporate Control Agreement; and

         WHEREAS: GUARD-TECH INDUSTRIES, INC. sold, assigned and transferred all of its assets and liabilities to BKR and BKR thereby assumed the debt and obligations owed to KWS; and

         WHEREAS: BKR and KWS have agreed to resolve and settle all debts and obligations and to set forth the understandings and agreements in this document.

         NOW, THEREFORE, KWS and BKR agree as follows:

         1. In full payment and satisfaction of any and all debts and obligations which may be owed to KWS by GUARD-TECH INDUSTRIES, INC., a Michigan corporation; BKR, INC., a Nevada corporation formerly known as HEALTHLINK, INC., a Nevada corporation; BERT BEDROSIAN, an individual and ROBIN BEDROSIAN, an individual KWS shall receive:

            A. At such time as the Securities and Exchange Commission has accepted and approved a Registration Statement for the Response USA, Inc. common stock (hereinafter "the shares") KWS shall have the right to have transferred into his individual name 594,164 of the shares which were received by BKR as a result of the Purchase Agreement (the "Purchase Agreement") dated March 4, 1997 by and between BKR, INC., a Nevada corporation and Response USA, Inc., a Delaware corporation the terms and conditions of which Purchase Agreement are incorporated herein by reference.

            B. Pursuant to the Purchase Agreement the shares have a guaranteed value of $3.016 thereby equating to KWS a value of $1,800,000.00.

         2. The transferability of all the shares is restricted pursuant to the Purchase Agreement whereby only five thousand (5,000) shares per day for a total of one hundred thousand (100,000) shares per month may be sold in the open market.


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         3. KWS and BKR each acknowledge and agree that pursuant to the restrictions contained in the Purchase Agreement each shall only be entitled to sell a maximum of twenty-five hundred (2500) shares per day or fifty thousand (50,000) shares per month. Therefore, KWS and BKR agree to notify the other at least twenty-four (24) hours in advance of any proposed sale of the shares. In the event that either KWS or BKR shall determine not to sell either's full allotment of shares during any given month, the other party may sell up to the maximum amount allowed, at their option, so long as said sales do not exceed the Purchase Agreement restrictions. KWS and BKR shall determine not to sell either's full allotment of shares during any given month, the other party may sell up to the maximum amount allowed, at their option, so long as said sales do not exceed the Purchase Agreement restrictions. KWS and BKR agree that as to the calculation of any shortfall amount, pursuant to the Shortfall Guarantee contained in the Purchase Agreement, which may have to be made, if any, KWS shall only be entitled to receive a guaranteed value of One Million Eight Hundred Thousand Dollars ($1,800,000.00) and BKR One Million Five Hundred Thousand Dollars ($1,500,000.00) when and if the terms and provisions of the Shortfall Guarantee are invoked. Additionally, KWS and BKR agree that to the extent that the provisions regarding indemnification as set forth in Article 9 of the Purchase Agreement are invoked, each shall be responsible to contribute their pro rata share up to a maximum of the guaranteed dollar amount each is entitled to receive for an indemnifiable claim. This obligation is several and each of KWS and BKR agree to be responsible for an indemnifiable claim despite a transfer or assignment of any of the shares. KWS and BKR agree to be responsible for the timely filing and payment of any and all costs and fees associated with any filings which may be required to be made pursuant to the Securities and Exchange Commission as a result of the ownership of a five percent (5%) or more interest of the Response USA shares.

         4. KWS shall receive two hundred (200) shares of the common stock in BKR, Inc., a Nevada corporation represented by Share Certificate No. 2. KWS acknowledges that there are no preemptive rights attendant to the ownership of such stock.

         5. As a result of a recent loan in the amount of One Hundred Thousand Dollars ($100,000.00) made by KWS to BKR, KWS shall be entitled to receive repayment of said One Hundred Thousand Dollars ($100,000.00) upon the first sale of shares owned by BKR, or its successors or assigns. The sale of the shares may trigger a shortfall amount pursuant to the Purchase Agreement which shortfall amount shall inure to the benefit of the seller of the shares up to the shortfall guarantee amount.

         6. KWS acknowledges and agrees that the five hundred thousand (500,000) shares owned by BKR will be distributed to BERT BEDROSIAN who is entitled thereto as a result of debts and obligations owed him. Said transfer is subject to all of the terms and conditions of the Purchase Agreement. KWS waives any and all claims that he may have to those shares whether direct or indirect, as a result of his ownership stock in BKR.


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         7. KWS and BKR, individually and on behalf of their successors and assigns agree to cooperate with the other by way of making available full and complete records of any and all transactions in the shares for purposes of the monthly restriction calculation and any shortfall calculations which may have to be made as a result of the Purchase Agreement. Such records shall be delivered to the requesting party within three (3) business days after written or oral request therefor.

         8. KWS has agreed to pay all legal fees and costs incurred in connection with the transaction between BKR and Response USA, Inc. and the formation of HealthLink, Ltd., a Nevada limited liability company including such fees as have been incurred by Loyd E. Wright III, a Professional corporation; Kummer, Kaempfer, Bonner and Renshaw and Stradling, Yocca, Carlson & Rauth. Such fees currently total the sum of Thirty-Four Thousand Seven Hundred Seventy-Seven Dollars and Thirteen Cents ($34,777.13). Concurrent with the execution of this Agreement KWS shall deliver to Loyd E. Wright III, APC a check in payment of the foregoing amount.

         9. In consideration of the foregoing, KWS does hereby release, acquit and forever discharge GUARD-TECH INDUSTRIES, INC., a Michigan corporation; HEALTHLINK, INC., a Nevada corporation, Predecessor-In-Interest to BKR, Inc., a Nevada corporation and BKR, INC., a Nevada corporation; BERT BEDROSIAN, an individual, ROBIN BEDROSIAN, an individual and their respective officers, directors, shareholders, partners, heirs, executors, attorneys, administrators, successors, assigns, agents and employees (collectively the "released parties") from any and all claims, demands, actions, causes of actions, damages, costs or other claims whatsoever in law or in equity, which he may have against any of the parties named in this Release pertaining to, relating to, connected with or arising out of any matter or thing whatsoever made by KWS to any of the parties stated herein from the beginning of time until the date hereof. In so doing, KWS released, relinquishes, remises, waives forever, discharges, absolves and quits each and all of the released parties of and from, every and all things including by way of example, but not limitation, each, every and all manner of actions, causes of actions, liabilities, debts, sums of money, controversies, indebtedness, breaches of contract, breaches of duty of any relationships, acts, omissions, promises, agreements, representations, damages, and any demand of any type, nature, kind or description, whether in law or in equity or otherwise by reason of any matters, causes or things, whatsoever, whether known or unknown, suspected or unsuspected, heretofore or now existing or which could, might or may be claimed to exist from the beginning of time until the date of these presents.

         KWS does hereby acknowledge and agree that it is his intention that this Agreement shall be effective as a full and final accord and satisfaction and settlement of and as a bar to each and every claim, demand, debt, account, reckoning, liability, obligation, cost, expense, lien, action and cause of action, heretofore referred to and released, which he has, or may have, against the released parties, or any of them. In connection with such waiver and relinquishment, KWS acknowledges that he is aware that he may hereafter discover facts different from or in addition to the facts which he now knows or believes to be true with respect to the subject matter of this


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Agreement, but that it is his intention to fully, finally, absolutely and forever settle any and all claims, disputes and differences which do now exist or heretofore have existed between any of the parties to this Agreement, and that in furtherance of such intention the release herein given shall be and remain in effect as a full and complete general release notwithstanding the discovery of any such different or additional facts. Therefore, KWS acknowledges that he has been informed and that he is familiar with the provisions of law which provide as follows:

         "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

         KWS does hereby abandon, release, waive and relinquish all rights and benefits which he may acquire pursuant to the provisions of such law.

         10. KWS herein represents and warrants that he has the whole right, power and authority to enter into and execute this Release and that he has not assigned or transferred or purported to assign or transfer any claim, demand, debt, liability, damage, obligation, action or cause of action against the released parties, or any of them, to any other person, firm, corporation or entity of any type.

         11. Should either party transfer or assign any of their right to the shares, such party shall insure that any such transferee or assignee shall agree to be bound by the terms, conditions and restrictions of the Purchase Agreement and this Agreement. Any reference contained anywhere in this Agreement herein to KWS or BKR shall also be deemed to refer and include their respective successors and assigns.

         12. This Release is made and executed pursuant to the laws of the State of Nevada and shall in all respects be interpreted, enforced and governed under such laws. The language and all parts of this Release shall be in all cases construed as a whole, according to their fair meaning and not strictly for or against either KWS or the released parties, or any of them. The individual headings in this Agreement are for reference only and shall not be binding on any of the parties to this Agreement with respect to the content of the subject matter of the paragraphs they precede. Should any provision of this Release be declared or determined by a Court of competent jurisdiction to be illegal or invalid, the validity of the remaining parts, terms and provisions shall not be effected thereby and said illegal or invalid party, term or provision shall be deemed not to be a part of this Release.

         13. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes any and all prior and contemporaneous agreements, representations, and understandings of any of the parties collectively or individually. No supplements, modification or amendments to


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this agreement shall be binding unless executed in writing by all parties. No waiver of any of the provisions of this Agreement shall be deemed, or construed to be a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

         14. In the event of a dispute concerning this Agreement or its interpretation such dispute shall be submitted to binding Arbitration before a retired judge of the State of Nevada. The prevailing party in any such matter shall be entitled, in addition to such other relief as may be awarded, actual costs and attorneys' fees.

         15. This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which shall constitute one document.

         IN WITNESS WHEREOF this Release of All Claims has been executed as follows:

Dated: May 12, 1997


             "KWS"                                    "BKR"

                                             GUARD-TECH INDUSTRIES, INC.,
                                             a Michigan corporation
By:
    --------------------------------
     Kenneth W. Stickney
                                             By:
                                                 ------------------------------
                                                 Bert Bedrosian, President

                                             BKR, INC.,
                                             a Nevada corporation formerly known
                                             as HEALTHLINK, INC., a Nevada
                                             corporation


                                             By:
                                                 -------------------------------
                                                 Bert Bedrosian, President


                                             -----------------------------------
                                             Bert Bedrosian, an individual


                                             -----------------------------------
                                             Robin Bedrosian, an individual


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